NEWS RELEASE

Augusta Completes Bankable Feasibility For Rosemont Copper Project
– NPV (5%) $1B at $1.50 Cu Long Term Price

TUCSON, AZ, August 28, 2007 - Augusta Resource Corporation (TSX/AMEX: AZC) (“Augusta” or the “Company”) is pleased to announce the results of the Bankable Feasibility Study (“FS”) on the Company’s 100% owned Rosemont Copper Project located in Pima County, Arizona. Based on the positive results of the FS, the Board of Directors of the Company has approved the project for development as a low cost open pit mine with a sulfide concentrator and SX/EW plant to treat sulfide and oxide mineral reserves. M3 Engineering & Technology Corporation (“M3”) of Tucson, Arizona led and prepared the FS and related NI 43-101 Technical Report. (All dollar figures are in United States dollars unless otherwise indicated.)

“The solid economics of this study further reinforce our promise to combine innovation, conservation and economic opportunity in this mine development,” said Gil Clausen, President and CEO of Augusta. “The implementation costs for the five key sustainability elements outlined in the recently filed plan of operations have been integrated into the feasibility study economics, which include sustainable water supply, concurrent mine reclamation, view-shed consideration, community endowment, and recognition of the goals of the Sonora Desert Conservation Plan.”

Financial Highlights

	Commodity Pricing
	Case 1 ($ millions)	Case 2 ($ millions)	Case 3 ($ millions)
NPV 0%	5,116.6	4,468.1	2,100.6
NPV 5%	2,544.4	2,182.9	996.8
NPV 10%	1,312.2	1,093.4	459.2
IRR	30.2%	27.4%	20.9%
Payback Years	2.9	3.2	3.0

*Note NPV is quoted after taxes and royalties.

Case 1 – 60/40 Weighted Average Pricing: M3 uses weighted average metal prices for NI-43-101 reporting purposes, reflecting 60% on three-year historical prices and 40% on two-year forward market prices. These values are $2.61 per pound (lb) copper (Cu), $31.06/lb molybdenum (Mo), $11.37 per ounce (oz) silver (Ag), and $600.20/oz gold (Au).

Case 2 – 36-Month Historical Pricing: For SEC reporting requirements, 36-month trailing average pricing was used at $2.38/lb Cu, $30.47/lb Mo, $9.85/oz Ag, and $536.66/oz Au.

Case 3 – Long Term Metal Pricing: Long-term metal prices were established using the 24-month forward prices for the first year trending down to long term fixed prices of $1.50/lb Cu, $15.00/lb Mo, and $10.00/oz Ag and $600.00/oz Au over the next four years.

Annual revenue is determined by applying estimated metal prices to the annual payable metal estimated for each operating year. Sales prices have been applied to all life of mine production without escalation or hedging. The financial evaluation presents the determination of the net present value (“NPV”) after tax, payback period (time in years after production commences to recapture the initial capital investment), and the internal rate of return (“IRR”) for the project. Annual cash flow projections were estimated over the life of the mine based on the estimates of capital expenditures, production costs and sales revenue. The sales revenue is based on the production of three commodities: copper, molybdenum and silver. Gold is also present in the copper concentrates in the form of a saleable by-product credit.

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The total capital of new construction (includes all direct and indirect costs), for a 75,000 ton per day (“TPD”) open pit mine and sulfide copper concentrator plant with a heap leach SX-EW plant for the treatment of oxide copper mineral reserve, is estimated to be $782.4 million, excluding $15.4 million for spare parts allocated to working capital. All capital costs are estimated to an accuracy of +/- 15%.

M3’s Conclusion
The results of the FS for the Rosemont Copper Project indicate that the project is technically and economically feasible. There are opportunities for further optimization, and the project can be constructed and operated in an environmentally sound manner. Based on weighted average metal prices of $2.61 per pound of copper, $31.06 per pound of molybdenum and $11.37 per ounce of silver, Base Case 1 would generate an NPV (5%) of approximately $2.544 billion with an IRR of about 30.2% and a payback of 2.9 years on an after tax basis. Cash costs would be valued at $0.38/lb Cu net of by-product credits.

Rosemont Mineral Reserves

Classification	Sulfide >= 3.29 $/ton NSR Cutoff					Oxides >= 1.77 $/ton NSR
	Ktons	NSR $/t	TCu%	Mo%	Ag oz/t	Ktons	NSR $/t	TCu%
Proven Probable	126,120 366,607	12.25 11.29	0.50 0.46	0.015 0.015	0.14 0.12	9,938 39,507	3.22 2.96	0.19 0.17
Total	492,727	11.53	0.47	0.015	0.12	49,445	3.01	0.18

*Proven and probable reserves totals are included within the measured and indicated resource values quoted below. For purposes of the FS, 69 millions tons of inferred resources above the NSR cutoff grade within the ultimate pit have been treated as waste. Additional drilling and geological modeling in the future may permit a reclassification of some of this material to measured & indicated resources.

Rosemont Deposit Measured and Indicated Mineral Resources

Material/Cutoff (% Cu)	Ktons	%Cu	%Mo	Ag oz/ton	lbs Cu (millions)	lbs Mo (millions)	oz Ag (millions)
Measured Mineral Resources
Oxides: 0.10	14,300	0.21	-	-	61	-	-
Sulfides: 0.20	120,400	0.55	0.016	0.15	1,312	38.5	17.5
Indicated Mineral Resources
Oxides: 0.10	60,200	0.20	-	-	236	-	-
Sulfides: 0.20	422,700	0.49	0.014	0.12	4,109	118.4	49.0
Total Measured and Indicated Mineral Resources
Oxides: 0.10	74,500	0.20	-	-	297	-	-
Sulfides: 0.20	543,100	0.50	0.014	0.12	5,421	156.9	66.5

Rosemont Deposit Inferred Mineral Resources

Material/Cutoff (% Cu)	Ktons	%Cu	%Mo	Ag oz/ton	lbs Cu (millions)	lbs Mo (millions)	oz Ag (millions)
Oxides: 0.10	30,000	0.20	-	-	121	-	-
Sulfides: 0.20	163,000	0.43	0.007	0.06	1,386	22.8	9.3

Environmental
Permitting for the Rosemont Copper Project involves federal approvals and requires compliance with the National Environmental Policy Act (NEPA). This in turn requires an Environmental Impact Statement (EIS) and compliance with the Endangered Species Act (ESA) and the National Historic Preservation Act (NHPA). The Company completed the first step for environmental permitting in Arizona by filing Rosemont’s Plan of Operations with the United States Forest Service on July 11, 2007. Based on their review of the plan, the U.S. Forest Service is expected to initiate the EIS, a process that usually takes 12 to 18 months to complete.

Mining & Production
The mining process at Rosemont will be a conventional modern hard rock open pit operation. The open pit mine, concentrator and leaching facilities will include a nominal concentrator production capacity of 75,000 TPD. The proposed Rosemont mine is expected to produce annually 220 million pounds of recovered copper, 4.5 million pounds of recovered molybdenum, 2.7 million ounces of recovered silver and approximately 15 thousand ounces of gold as a by-product credit over the mine life. The heap leach SX-EW plant is expected to produce an additional 14 million pounds of copper cathode per year for the first 8 years.

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Capital Costs
The total capital cost estimate (includes direct and indirect costs) to design, construct and commission the Rosemont facilities is estimated to be $782.4 million, excluding $15.4 million for spare parts moved to working capital. The FS also calculated total capital of new construction (includes direct and indirect costs) for the sulfide only, which was estimated to be $725.6 million, excluding $14.8 million for spare parts moved to working capital. All costs are estimated at an accuracy of ± 15%.

Operating Costs
The average life of mine operating costs for the mining operation is $0.82 per ton mined. These costs include drilling, blasting, loading, hauling, road and dump maintenance and general mining. Mill process operating costs average $3.10/ton of mill ore, which includes crushing and conveying, grinding and classification, flotation and regrind, concentrate thickening, filtration and dewatering, tailings disposal and mill ancillary services. General and administrative costs are $0.24/ton of mill ore. All costs are at an accuracy of ± 10%.

Next Steps
The FS marks the beginning of the detailed development process for mining and production operations at Rosemont. The Company is embarking on project financing discussions and is currently funded for activities through the permitting phase. A NI 43-101 Technical Report on the FS results will be filed within the next 45 days under the Company’s profile on SEDAR at www.sedar.com, as well as at www.augustaresource.com.

Qualified Person
The FS and NI 43-101 Technical Report were prepared by an integrated engineering team led by M3 Engineering & Technology Corporation of Tucson, Arizona as the primary author of the Technical Report. The Technical Report was conducted under the overall review of Dr. Conrad Huss, P.E., of M3 Engineering & Technology Corporation of Tucson, Arizona, an independent Qualified Person under the standards set forth under NI 43-101.

Conference Call
Augusta will be hosting a conference call to discuss the results of the FS on Wednesday, August 29, 2007 at 11:00 a.m. EST (9:00 a.m. MT/8:00 a.m. PST). A listen-only webcast will be available on the Company’s website at www.augustaresource.com.

Conference Call Details
Toll Free Dial-in Number (within the US and Canada): 866-334-3876
International Dial-in Number: 416-849-4292
Webcast: http://eventcalls.com/console/console-login?active=yes
Passcode: 0440286
Replay Dial-in: 866-245-6755 or 416-915-1035
Replay Passcode: 366113

ABOUT AUGUSTA RESOURCE CORPORATION - Augusta is a mineral exploration and development company responsibly advancing the Rosemont Copper project in Southern Arizona. The Company’s Rosemont property is located in Pima County, approximately 50 kilometers southeast of Tucson, Arizona, and contains a potentially world class open-pit copper/molybdenum/silver (“Cu/Mo/Ag”) deposit. Augusta has a solid asset base, proven management team, and is committed to becoming a mid-tier copper producer within five years. The company is traded on the American Stock Exchange and the Toronto Stock Exchange under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

ABOUT M3 ENGINEERING AND TECHNOLOGY CORPORATION - M3 Engineering & Technology Corporation (M3) provides professional EPCM services to the hard rock mining and cement industries. M3’s largest project under current construction is the Goldcorp Minera Penasquito poly-metallic mine in Zacatecas, Mexico with a capital cost in excess of $1 billion. Successful past projects include Penoles Madero, Newmont La Herradura, Frontera Copper Piedras Verdes, Pan American Silver Alamo Dorado, Alamos Gold Mulatos, and Mitsubishi Cement Long Beach Loadout. Historically M3 has provided design for some 7,500 projects and is now recognized as an industry leader in Feasibility Studies and associated NI 43-101’s. For the Rosemont FS, Rex Henderson, P.E., is serving as Project Manager, and Conrad Huss, P.E., Ph.D., is serving as Principal Author. The latter is M3 Chairman of the Board. Each man has some 40 years of experience in engineering, operations, and construction.

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com

For additional information please visit www.augustaresource.com or contact:

Gil Clausen, President & CEO	Marlo Hamer-Jackson, Investor Relations Manager
Phone: 303-300-0136	Phone: 604-687-1717
Fax: 303-300-0135	Fax: 604-687-1715
gclausen@augustaresource.com	mhamer-jackson@augustaresource.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Gil Clausen”
______________________
Gil Clausen
President and CEO

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described under “Risk Factors Relating to the Company’s Business” in the Company’s Annual Information Form dated March 1, 2007. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com